Exhibit 36

TELECOM ITALIA AWARDS MARCONI EURO 80 M NEXT
GENERATION ACCESS NETWORK CONTRACT

New network infrastructure will develop new services and reduce operating costs; new GBP50 million contract for the supply of the access network awarded to Marconi.

London, February 4, 2003 — Marconi (MONI) today announced that it has been awarded a two year frame contract worth an estimated 80 million Euro (GBP52 million) to help Telecom Italia develop a new broadband network that will allow the introduction of advanced multimedia services. The initiative, which is in line with the wider investment plan that Telecom Italia has inn place for developing broadband, will allow the operator to upgrade its existing telephone exchanges to next generation technologies through a replacement of its existing access layer.

Marconi will supply its Access Hub platform and work alongside Italtel, which will supply switching technology and professional services, to build the new network infrastructure.

Marconi’s Access Hub technology will enable the distribution of a variety of services to end users such as xDSL, traditional telephony and ISDN, interacting both with traditional telephone exchanges and with next generation, internet protocol (IP)-based systems.

The Marconi Access Hub is a multiservice access platform already in use in Telecom Italia’s network.

“Thanks to this initiative, Telecom Italia is proceeding with its strategy of being a worldwide leader both in technological innovation and in the provision of high quality services on which we continue to invest significantly,” said Stefano Pileri, Networks Director of Telecom Italia Domestic Wireline. “Thanks to this project, Marconi is confirmed as an important Telecom Italia partner, further widening its role as a strategic supplier of our network”.

Giorgio Bertolina, Executive Chairman of Marconi Communications S.p.A. said: “Telecom Italia is making significant investments in its access and switching network with the aim of providing its customers with multimedia and IP services in addition to traditional voice telephony services. This can happen today thanks to our broadband access platform.”

“Once completed, the new network will allow the operator to “naturally” transition its customers towards a “triple play” ADSL service offering voice, data and video services alongside broadband Internet.”

ENDS/...

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company’s core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company’s aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company’s customer base includes many of the world’s largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright (c) 2003 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

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